SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SENORX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81724W104

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81724W104

1.	Names of Reporting Persons. Vertical Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 723,900

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 723,900

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 723,900

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person* PN

*         SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 81724W104

1.	Names of Reporting Persons. Vertical Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 182,100

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 182,100

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,100

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person* PN

*         SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 81724W104

1.	Names of Reporting Persons. Stephen D. Baksa

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 181,200

	6.	Shared Voting Power 906,000

	7.	Sole Dispositive Power 181,200

	8.	Shared Dispositive Power 906,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,200

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person* IN

*         SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a).	Name of Issuer: SenoRx, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3 Morgan Irvine, California 92618

Item 2(a).	Name of Person Filing: Vertical Fund I, L.P. (“VFI”) and Vertical Fund II, L.P. (“VFII” and together with VFI, the “Partnerships”) Stephen D. Baksa (“Baksa”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: Each of the Partnerships and Baksa has a principal business address at 25 DeForest Avenue, Summit, New Jersey 07901.
Item 2(c).	Citizenship: Each of the Partnerships is a Delaware limited partnership. Baksa is a citizen of the United States.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 81724W104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
None of the above. The statement is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.
(a) Amount beneficially owned: 1,087,200 shares of Common Stock
(b) Percent of class: 6.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,087,200
(ii) Shared power to vote or to direct vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,087,200
(iv) Shared power to dispose or to direct the disposition of: 0

The foregoing amounts of shares and percentage represent the combined holdings of the Reporting Persons as of December 31, 2009.  Of such amounts, VFI owns 723,900 shares (4.2% of the total outstanding),  VFII owns 182,100 shares (1.0% of the total outstanding) and Baksa own 181,200 shares (1.0% of the total outstanding).  The Reporting Persons are filing this statement jointly to reflect their combined ownership because the sole general partner of each Partnership is The Vertical Group, L.P., a Delaware limited partnership (“Vertical”), and Baksa is a managing member of the limited liability company that controls Vertical, and the Partnerships and Baksa may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.   Baksa disclaims beneficial ownership of the shares owned by the Partnerships except to the extent of his indirect pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2010

VERTICAL FUND I, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

	By:	/s/ Stephen D. Baksa
Stephen D. Baksa
Authorized Sigantory

VERTICAL FUND II, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

	By:	/s/ Stephen D. Baksa
Stephen D. Baksa
Authorized Signatory

/s/ Stephen D. Baksa
STEPHEN D. BAKSA